SUB-ITEM 77C: Submission of Matters to a Vote of Security
Holders

          A special meeting of shareholders of the Capital
Appreciation Portfolio was held on April 11, 2003, at the offices of the Fund at 466 Lexington Avenue, New York, New
York, 10017-3140. The following matters were voted upon by the shareholders and the resulting votes are presented below:

   Proposal           For          Against       Abstain

Approval of        534,306.417      18,461.00           0.00
proposal to
modify
investment
restriction on
borrowing.

Approval of        532,094.417      20,673.00           0.00
proposal to
modify
investment
restriction on
lending.

Approval of        535,063.417      17,704.00           0.00
proposal to
modify
investment
restriction on
real estate
investments.

Approval of        531,015.417      21,752.00           0.00
proposal to
change
investment
objective from
fundamental to
non-
fundamental.